SOURCE CAPITAL GROUP, INC.
276 POST ROAD WEST
WESTPORT, CT 06880

November 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Registration Statement on Form S-1
Registration Statement No. 333-163867

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Source Capital Group, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on November 10, 2010, or as soon thereafter as practicable.

Sincerely,

/s/Richard H. Kreger
Richard H. Kreger
Senior Managing Director